February 28, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Ernest Greene

Re:	NovAccess Global Inc.
Form 10-K for the year ended September 30, 2021 Filed January 13, 2022 File No. 000-29621

Dear Mr. Greene:

Please find below the response of NovAccess Global Inc. (“we,” “our” or the “company”) to the February 3, 2022 comment letter from the Division of Corporate Finance, Office of Manufacturing, regarding the company’s Form 10-K for the year ended September 30, 2021. For your convenience, we have repeated your comment before our response.

Form 10-K for the year ended September 30, 2021

Item 9A. Controls and Procedures, page 8

We note in the first paragraph of this section that your disclosure controls and procedures were effective as of September 30, 2021. We also note in the third paragraph of this section that you indicated that your disclosure controls and procedures were not effective as of September 30, 2021 due to a material weakness instead of disclosing your conclusion on the effectiveness of your internal control over financial reporting. Please revise your disclosures to provide the following in future filings:

●	Please revise your disclosures to clearly state your conclusion regarding the effectiveness of your disclosure controls and procedures;

●	Please specifically state your conclusion regarding the effectiveness of your internal control over financial reporting; and

●

We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between disclosure controls and procedures and internal control over financial reporting. Given the reference to your material weakness, please consider the impact on your overall conclusion regarding the effectiveness of your disclosure controls and procedures.

Refer to Items 307 and 308 of Regulation S-K.

We will revise our controls and procedures disclosure in future filings to address these issues. For example, in our Form 10-Q for the quarter ended December 31, 2022 filed on February 18, 2022, we included the following Item 4 disclosure:

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management team, with the participation of our chief executive officer, Dwain K. Morris-Irvin, and chief financial officer, Neil J. Laird, evaluated the effectiveness of the design and operation of NovAccess’ disclosure controls and procedures (as defined under the Securities Exchange Act) as of December 31, 2021. Based upon this evaluation, Messrs. Morris-Irvin and Laird concluded that the Company’s disclosure controls and procedures were not effective as of December 31, due to the existence of a material weakness in internal control over financial reporting primarily as a result of an audit adjustment relating to accounting for certain derivatives and other income. To remediate the issue, we are retaining an external accounting consulting firm to assist us with the review and reporting of complex and unusual transactions.

Changes in Internal Control Over Financial Reporting

Our senior management team is responsible for establishing and maintaining adequate internal control over financial reporting, defined under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board, senior management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. We continue to review our internal control over financial reporting and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Other than as reported above under Evaluation of Disclosure Controls and Procedures to address the material weakness, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by the Securities Exchange Act that occurred during our first fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Thank you for your letter and please do not hesitate to contact us if you have any further comments. In addition, we acknowledge that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Sincerely,

/s/ Neil J. Laird

Chief Financial Officer